[Letterhead of Bio Solutions Manufacturing, Inc.]

January 8, 2008

VIA IDEA

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Pamela Long, Assistant Director

Re:   Bio Solutions Manufacturing, Inc.
  Request to Withdraw Registration Statement on Form SB-2
  File No. 333-145956

Dear Ms. Long:

Bio Solutions Manufacturing, Inc., a New York corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form SB-2 (File No. 333-145956) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on September 10, 2007. This application has been filed because the selling security holders (which holders had contracted for registration rights) listed in the Registration Statement have advised the Company that, due to the recently enacted revised Rule 144, such holders will no longer demand and/or require that the Company register for resale the shares of Company common stock held by them.  Accordingly the Company feels it is in the best interests of their stockholders to avoid the time and expense associated with procuring effectiveness of the Registration Statement.  No shares of common stock were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this request for withdrawal, please contact Marc A. Indeglia or Gregory R. Carney of Indeglia & Carney, P.C., counsel for the Company, at (949) 679-9560.

Sincerely,

BIO SOLUTIONS MANUFACTURING, INC.

By:/s/ David Bennett
David Bennett, President

cc: Marc A. Indeglia, Esq.
      Gregory R. Carney, Esq.